UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 February 2014
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

2013 FULL YEAR RESULTS

Financial Highlights

• Sales of €18 billion, in line with 2012; like-for-like sales down 2%
                          6% decline in first half, followed by a 2% increase in the second half

• EBITDA of €1,475 million; ahead of November guidance

• Americas like-for-like sales up 2%; improving economic and construction trends
                         Like-for-like sales down 1% in the weather-impacted first half;  up 5% in the second half US Dollar EBITDA up 10%

• Europe like-for-like sales down 5%; signs of stabilisation as year progressed
                         Like-for-like sales down 10% in first half;  second half down 1%  EBITDA for the year down 19%, also impacted by lower (-€29m) once-off gains

• Year-end net debt of €2.97 billion; better than November guidance

• Dividend per share maintained at 62.5c

Operational Highlights

• Acquisitions and investments of €720 million in 2013

• Initial phase of ongoing portfolio review now complete

•      Business units not meeting returns criteria and identified for disposal account for 3% of 2013 EBITDA;  non-cash impairment charges of €755 million (including €105 million in respect of JVs and associates)

• Cost savings of €195 million delivered, in line with November guidance

Year ended 31 December	2013	2012 Restated1	% change
	€ m	€ m
Sales revenue	18,031	18,084	-
EBITDA2	1,475	1,563	-6%
Operating profit (EBIT) 2 before impairment	750	833	-10%
Impairment of subsidiaries	(650)	(28)
Operating profit (EBIT)2	100	805
Profit on disposals	26	230
Finance costs, net	(297)	(305)
Share of equity accounted investments' results, net of impairment	(44)	(84)
(Loss)/profit before tax	(215)	646
	€ cent	€ cent
(Loss)/earnings per share	(40.6)	74.6
Earnings per share before impairment charges and related tax	59.5	98.6	-40%
Dividend per share	62.5	62.5	Maintained
1. All 2012 numbers presented in this Report for comparative purposes have been restated to reflect the impact of new accounting rules for joint ventures and for pensions
2.            EBITDA (earnings before interest, tax, depreciation, amortisation and impairment charges)  and EBIT (earnings before interest and tax) exclude profit on disposals and CRH's share of equity accounted investments'                   results

Albert Manifold, Chief Executive, said today:

"The review of our portfolio announced in November 2013 aims to re-set the Group for growth. While this has resulted in significant non-cash impairment charges, we believe that dynamic allocation and reallocation of resources to optimise the portfolio, together with our traditional tight cost control and capital discipline and our relentless focus on returns, will be key to driving growth and to rebuilding returns and margins over the coming years. We believe that 2013 represents the trough in our profits, and that 2014 will be a year of profit growth. We are encouraged by second- half activity levels in 2013 and by the fact that, while it is still early in the season, trading so far in 2014 has been ahead of last year."

Announced Tuesday, 25 February 2014

2013 FULL YEAR RESULTS

OVERVIEW

During the first six months of 2013, the severe and prolonged winter conditions which delayed the start of the construction season in our major markets, together with weaker trading in Europe, had a negative impact on our results. As the year progressed we saw markets beginning to stabilise in Europe, while the pick-up in economic activity in the US provided positive momentum for our Americas businesses.

Following a first-half decline of 6%, like-for-like sales were ahead by 2% in the second half, reducing the full year decline to 2%.  With the translation impact of the weaker US dollar more than offset by contributions from acquisitions, full year sales of €18 billion were in line with 2012.  EBITDA for the year amounted to €1.48 billion, ahead of the guidance in our Interim Management Statement (IMS) on 12 November 2013.

In Europe the decline in like-for-like sales moderated to less than 1% in the second half, a significant improvement on the weather-impacted decline of 10% in the first half. This results in a full year reduction of 5% in underlying European sales, which was partly offset by contributions from acquisitions to give a 3% overall decline. Lower sales impacted EBITDA margins, which despite intense management focus and internal actions, fell in all European segments in the face of competitive market pressures.

With an improving backdrop as the year progressed, like-for-like sales in the Americas were up 5% in the second half,  compared with a first half which saw organic sales down by 1%.  In our Materials business, which was impacted by unfavourable weather patterns in the early part of the year,  like-for-like sales were 3% lower than last year; however,  with good contributions from acquisitions overall US$ sales revenue for Materials was in line with last year. Our Products and Distribution businesses continued to benefit from improving demand, particularly from new residential construction, and like-for-like sales were 8% ahead of 2012.  With higher sales and good cost control, EBITDA margins improved in all three Americas segments.

Operating profit fell significantly to €100 million (2012: €805 million), reflecting the 6% decline in EBITDA and a non-cash impairment charge of €650 million taken in respect of subsidiary companies due principally to the comprehensive portfolio review.  The initial phase of this review has identified business units that will not meet our returns criteria, and an orderly disposal process is underway; the next phase will focus on allocating resources to those businesses that are central to restoring CRH returns to previous peak levels. Almost two-thirds of the impairment charge arose on businesses in our Europe Products segment. In addition, the portfolio review also identified impairments of €105 million in respect of equity accounted investments.  Although the review is ongoing, the impairment exercise is complete and, in the light of current conditions and outlook, we do not anticipate further impairment to arise as the review continues.

Depreciation and amortisation charges excluding impairment amounted to €725 million (2012: €730 million).

Throughout 2013, we continued to focus on improving our cost base, delivering an additional €195 million of cost savings across the Group.  Our cumulative cost savings since 2007 now amount to almost €2.4 billion.

Profits on disposals fell by €204 million to €26 million, (2012: €230 million), reflecting the absence of major disposals during 2013.

With these movements, and finance costs which were similar to 2012, the Group reported a net loss before tax of €215 million (2012: profit of €646 million) and a net loss per share of 40.6c (2012: earnings of 74.6c).   Before the total impairment charges of €755 million, profit before tax of €540 million was lower than last year, as indicated in the November update.

ACCOUNTING CHANGES

The results reflect the changes in accounting standards which became effective in 2013 for the Group. CRH now includes its share of the after-tax results of joint ventures as part of its share of the profits/losses from equity accounted investments; joint ventures were previously proportionately consolidated by the Group.  A revised pension accounting standard also became effective for CRH in 2013.  All 2012 numbers presented for comparative purposes in this report have been restated to reflect these changes - the impact of these changes is summarised in note 1 on page 15.
DIVIDEND

The Board is recommending a final dividend of 44c per share, in line with the final dividend for 2012. This gives a total dividend of 62.5c for the year, maintained at last year's level.  The net after-tax loss of €295 million for 2013 reflects the total non-cash impairment charges of €755 million, primarily arising from the ongoing portfolio review. Excluding impairments and the related tax impact, adjusted earnings per share for the year were 59.5c, representing a cover of  0.95 times the proposed dividend for 2013.

It is proposed to pay the final dividend on 12 May 2014 to shareholders registered at the close of business on 7 March 2014. A scrip dividend alternative will be offered to shareholders.

DEVELOPMENT

Total acquisition and investment activity for 2013 amounted to €720 million (2012: €548 million) on a total of 28 bolt-on transactions which will contribute annualised sales of approximately €434 million, of which €306 million has been reflected in our 2013 results.

Seven transactions were completed by our Europe Materials operations, including the acquisition of Cementos Lemona in Spain as part of the asset swap in which we divested our 26% stake in Corporacion Uniland.  In September the Group became the leading cement producer in Ukraine with the acquisition of Mykolaiv Cement in the Lviv region. Two other transactions by Europe Materials strengthened our aggregates position in Northern Ireland and expanded our network of cement import facilities in Britain. In Europe Products, an acquisition in Belgium established the Group as market leader in the pre-stressed hollowcore flooring segment, while three acquisitions in the Distribution segment added 13 branches to our network of builders merchants across the Benelux and France.   Our joint venture business in India also strengthened its market position in Southern India with the acquisition of Sree Jayajothi Cement in August.

In the Americas, the Materials Division completed 10 bolt-on transactions across its operations, adding 450 million tonnes of strategically-located aggregates reserves, primarily in the Eastern region of the United States. Our Products business significantly expanded its presence in the high growth region of Western Canada with an acquisition which complements the footprint of our existing North American architectural products business and forms a platform for further bolt-on opportunities. Three other acquisitions in the Products segment strengthened our local market positions and are expected to deliver good synergies as we consolidate the acquired businesses with our existing operations.  The Distribution business completed three acquisitions adding eight locations to our network.

Proceeds from divestments during the period, including the transfer of Uniland, amounted to €283 million.

PORTFOLIO REVIEW

With economic indicators now pointing to an improving outlook for the global economy, we are reshaping our portfolio for the future. There has been significant economic and financial change since 2007 and CRH responded proactively and decisively to that change.  We are now focussed on positioning the Group for future growth as we enter the coming cycle.

In November 2013 we embarked on a comprehensive review to identify and focus on the businesses in our portfolio which offer the most attractive future returns and growth in the coming cycle. We have completed the initial phase of the review and have identified a total of 45 business units which will not meet our future returns objectives.  An orderly disposal process is underway to dispose of these operations, which accounted for c.10% of the Group's net assets at year-end 2013. With the next phase of the review underway, we have identified a further group of businesses, representing c.20% of our net assets, which require more detailed assessment; however, as noted above,  in the light of current conditions and outlook, we do not anticipate further impairment charges to arise should a  decision be made to exit any of these businesses.

Over the years, we have built up a strong network of core businesses, which represent the majority of our net assets.  By prioritising the allocation and reallocation of capital across these core businesses, our target is to restore margins and returns to peak levels in the coming cycle.

COST REDUCTION PROGRAMME

During 2013 we continued to focus on improving our cost base, particularly in Europe, scaling our capacity and managing our costs to match shifting demand patterns across our businesses.  Incremental savings of €195 million were delivered in the year. An extension of the cost reduction programme was announced in November 2012, targeting additional savings of €450 million over the period 2012-2015.  We have now revised this target upwards to €535 million. This would bring the cumulative annualised savings by the end of 2015 to €2.6 billion, of which approximately €2.4 billion has been achieved by end-2013.

During 2013 we incurred costs of €71 million in implementing the savings, bringing the cumulative total cost of implementation of the programme to €559 million.

FINANCE

Total net finance costs of €297 million included discount unwinding and pension-related financial expenses of €48 million (2012: €49 million). Debt-related net interest of €249 million was broadly in line with last year.

The tax charge of €80 million for the year (2012: €106 million) includes a credit of €25 million associated with the impairment charges recognised in 2013;  excluding impairment effects,  the underlying tax charge of €105 million equated to an effective tax rate (tax charge as a % of pre-tax profit) of 19.4%,  compared with 16.4%  in 2012.

Year-end net debt of €2.97 billion was similar to December 2012 and lower than the guidance provided in our November IMS as cash management continued to be a major focus for the Group as the year drew to a close.  Net debt to EBITDA was 2.0x (2012: 1.9x) and, based on net debt-related interest costs, EBITDA/interest cover for the year was 5.9x (2012: 6.1x). The Group remains in a very strong financial position with €2.5 billion of cash and cash equivalents at year-end; 99% of the Group's gross debt was term/bond debt or drawn under committed term facilities, 84% of which mature after more than one year.  Undrawn committed facilities at 31 December amounted to €1.95 billion. The combination of strong debt metrics, significant liquidity, and a well-balanced profile of debt maturities over the coming years means that CRH continues to have one of the strongest balance sheets in the sector.

OUTLOOK

In the United States, we expect GDP growth in 2014 to be similar to 2013. While federal funding for infrastructure in 2014 is expected to be in line with 2013, state fiscal conditions continue to improve with more states introducing additional infrastructure funding measures. The increase in the Transportation Infrastructure Finance and Innovation Act (TIFIA) funding should also give states greater opportunities and options to benefit from private sector involvement in highway projects; we expect the impact of these investments to be more medium to long-term.  We expect that residential construction will continue to advance in 2014, and with the increase in housing, non-residential activity should also see an improvement. Against this backdrop, we expect 2014 to be another year of progress in the Americas.

In Europe we have seen an improving trend in the second half of 2013 with the economic backdrop stabilising as the year progressed.  While underlying indicators for the Dutch economy are showing signs of a slight recovery, in the short term, we expect construction activity to remain subdued. Switzerland is expected to remain solid in 2014 with continuing strong activity in residential and infrastructure, while the outlook for Germany is broadly positive. In Finland, with continuing pressure in the residential segment, construction spend is expected to be relatively flat in 2014, with some pick-up in the second half of the year.  The 2014 outlook for Ireland is for modest growth in overall construction activity while France and Spain are expected to remain challenging.  The outlook for Ukraine has become uncertain in recent weeks due to the political environment, and for now the implications for construction activity in 2014 are unclear.  In Poland, the improved activity during the second half of 2013 is expected to continue into 2014 with construction growth led by improving infrastructure activity.

The review of our portfolio aims to re-set the Group for growth.  While this has resulted in significant non-cash impairment charges in 2013, we believe that dynamic allocation and reallocation of resources to optimise the portfolio, together with our traditional tight cost control and capital discipline and our relentless focus on returns, will be key to driving growth and to rebuilding returns and margins in the coming years. We believe that 2013 represents the trough in our profits, and that 2014 will be a year of profit growth. We are encouraged by second-half activity levels in 2013 and by the fact that, while it is still early in the season, trading so far in 2014 has been ahead of last year.
EUROPE MATERIALS

	%			Total	Analysis of change
€ million	Change	2013	2012R	Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Pension/ CO2 gains	Exchange
Sales revenue	-5%	2,266	2,383	-117	-188	+111	-8	-	-	-32
EBITDA	-21%	278	352	-74	-40	+7	+1	+6	-43	-5
EBITDA/sales		12.3%	14.8%
Operating profit	-82%	39	217	-178	-40	-	+3	-95	-43	-3
EBITDA and operating profit exclude profit on disposals						Restructuring costs amounted to €7 million (2012: €13 million)
Pension restructuring gains amounted to €10 million (2012: €30 million)						Impairment charges of €101 million were incurred (2012: nil)
Gains from CO2 trading were €8 million (2012: €31 million)

EBITDA above includes pension restructuring gains and gains from CO2 trading. Operating profit is also stated after impairment charges; the net €83 million adverse impact of these items has been excluded from the commentary that follows.

After a weather-impacted first half which saw like-for-like sales decline by 16%, activity and profits in the second half of 2013 were almost in line with the second half of 2012. Like-for-like sales for the year overall decreased by 8% reflecting weak volumes in Poland and Benelux, in particular, combined with further, albeit more modest, declines in construction activity in Ireland. The benefit from our continued cost reduction and efficiency measures partly offset the impact of the lower volumes and overall EBITDA margin excluding pensions/CO2 gains was 11.5% compared with 12.2% in 2012.

On the development front during 2013, we concluded an asset swap in February in which we acquired Cementos Lemona in the Basque region in Spain in exchange for our 26% stake in Corporacion Uniland. In September we became the market leader in Ukraine through the acquisition of Mykolaiv Cement. We completed two smaller transactions strengthening our presence in Northern Ireland and expanding our network of cement import facilities in Britain.

Switzerland and Finland (55% of EBITDA)
Construction spend in Switzerland increased again in 2013 with the residential market remaining one of the major drivers of activity and infrastructure spend continuing at good levels. With the benefit of mild weather in the fourth quarter, construction remained strong to the end of the year. Our cement volumes were 12% higher than 2012 benefiting both from increased infrastructure projects and large individual projects. Aggregates and readymixed concrete volumes continued the slightly upward trend of recent years. Sales prices, particularly cement, saw some slippage in 2013 due to the continued strong Swiss Franc. Operating profit was ahead of 2012. In Finland, construction spend was down mainly due to reduced residential activity. The government introduced two stimulus packages related mainly to the residential and RMI sectors, but execution was slow. With increasing levels of public debt, spending on infrastructure was reduced and progress on a number of large projects was delayed. While our businesses delivered modest price increases in cement, aggregates and readymixed concrete, cement and aggregates volumes were lower and overall operating profit was below 2012.

Poland and Ukraine (35% of EBITDA)
A pick-up in second-half construction activity in Poland was insufficient to offset the weather-impacted first half; national construction output fell by an estimated 11% in 2013 and cement volumes fell 9%. The residential sector remained sluggish throughout 2013 with new starts down over 11%. Infrastructure activity picked up as the year progressed and the second half saw the restart of a number of stalled projects. Mild weather late in the year enabled construction to continue until year-end. Against the improving backdrop our second-half cement volumes increased by 8% compared with 2012, reducing the decline in our full-year volumes to 11%. Our aggregates and readymixed concrete volumes also declined year-on-year. Prices for all products remained under pressure in very competitive markets, and overall operating profit in Poland was lower than 2012. In Ukraine, while the first half was negatively impacted by the prolonged winter conditions, demand was much stronger in the second half and national cement volumes for the year were down 3% compared with 2012. Our like-for-like volumes were 13% ahead of 2012 in the second half, bringing our full-year volumes almost in line with last year (down 1%) and overall operating profit in Ukraine was broadly similar to 2012.

Benelux, Ireland and Spain (10% of EBITDA)
Our businesses in the Netherlands and Belgium were impacted by falling construction activity in 2013. Lower volumes, together with pricing pressure in very competitive markets, resulted in lower overall operating profit in the Benelux in spite of the benefits from ongoing cost reduction programmes.  The decline in construction activity in Ireland moderated in 2013 and cement volumes were similar to 2012 levels. With a lower cost base, operating losses declined. In Spain, while construction activity fell by a further 23% with declines across all sectors, our like-for-like results were in line with 2012 due to the benefit of previously-implemented cost reduction programmes. Trading in our newly-acquired cement business Lemona was in line with expectations.

EUROPE PRODUCTS

	%			Total	Analysis of change
€ million	Change	2013	2012R	Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Pension gains	Exchange
Sales revenue	-4%	2,376	2,477	-101	-100	+47	-28	-	-	-20
EBITDA	-22%	119	152	-33	-28	+4	-1	-9	+3	-2
EBITDA/sales		5.0%	6.1%
Operating profit	n/m	-406	19	-425	-28	+1	-1	-399	+3	-1
EBITDA and operating profit exclude profit on disposals						Restructuring costs amounted to €36 million (2012: €27 million)
Pension restructuring gains amounted to €3 million (2012: nil)						Impairment charges of €414 million were incurred (2012: €24 million)

EBITDA above includes pension restructuring gains and operating profit is also stated after impairment charges; the net €411 million adverse impact of these items has been excluded from the commentary that follows.

Our Products business in Europe is located primarily in the Netherlands, Belgium, Germany, the UK and France. Construction activity in most of these markets was severely impacted by the prolonged winter conditions in the early months of 2013. With improved trading conditions from May onwards, sales and EBITDA in the second half of the year were slightly ahead of 2012. Overall full-year like-for-like sales declined by 4% versus 2012. Our markets remained weak in the Netherlands where new-build activity continued to deteriorate, while Belgium and France were somewhat more resilient. The UK was the only major market showing growth, benefiting from strong residential markets. Despite a sharp focus on continued cost discipline, significant overcapacity in very competitive markets led to margin erosion, impacting negatively on overall profitability. In response to these challenging markets, as in prior years, we continued to engage in a number of restructuring measures to help realign our cost base to lower volumes.

During 2013 we acquired a manufacturer of pre-stressed hollow core elements in Belgium, expanding and strengthening our position as market leader in Belgium's pre-stressed hollow core flooring segment.

Concrete Products (50% of EBITDA)
The adverse weather conditions across Europe negatively impacted on trading in the first half of the year. The decline moderated somewhat in the second half although trading conditions overall remained weak. Ongoing fragile consumer confidence contributed to poor residential demand, particularly in the Netherlands, while fiscal consolidation measures across Europe also impacted non-residential construction. Our concrete operations in the Netherlands, Denmark, Germany and France all saw weaker activity levels. Overall like-for-like sales declined by 7%.

Our Architectural operations (tiles, pavers, blocks) were impacted by weaker consumer confidence and lower government and municipal spending. Despite an improved performance in the UK, driven by stronger residential markets, overall Architectural revenues were lower than 2012 mainly due to lower volumes in our German landscaping business. Our Structural operations (floors, walls and beams) also reported lower sales due to weaker Dutch and Danish markets. Additional restructuring measures were undertaken in the Netherlands in the second half of the year to further reduce our cost base. Profitability in our Structural Concrete business in Belgium was in line with 2012 with lower organic results offset by the contribution from the acquisition during the year.

Clay Products (5% of EBITDA)
New residential markets in the UK experienced significant growth due to the government's "Help to Buy" scheme and industry brick volumes finished 9% ahead of 2012. Selling price increases were also achieved and, despite higher natural gas costs, operating profit was ahead of 2012. Our clay businesses in the Netherlands and Poland were impacted by weaker residential demand in very competitive markets, with volumes and prices under pressure. We decided to close part of our clay business in the Netherlands, contributing to the overall increase in restructuring charges compared with 2012. Operating results for our Clay business overall were broadly in line with 2012.

Lightside Building Products (45% of EBITDA)
With greater exposure to the repairs sector, activity in our lightside products business was less impacted than in our concrete business. While trading levels in the second half of the year were broadly in line with 2012, weaker trading in key markets in the first half led to a reduction in overall operating profit. With lower construction activity in its major markets, operating profit for Construction Accessories was behind 2012 due to lower volumes and continuing margin pressure. The Outdoor Security and Fencing businesses also experienced difficult markets and volumes were behind 2012; however, due to cost reduction measures, operating profit was ahead of last year. Our Shutters & Awnings business, which is concentrated in Germany and the Netherlands, benefited from stable demand and the contribution from 2012 acquisitions and operating profit was ahead of prior year.

EUROPE DISTRIBUTION

	%			Total	Analysis of change
€ million	Change	2013	2012R	Change	Organic	Acquisitions	Restructuring/ Impairment	Pension gains	Exchange
Sales revenue	-1%	3,936	3,956	-20	-175	+180	-	-	-25
EBITDA	-14%	186	217	-31	-47	+7	-1	+11	-1
EBITDA/sales		4.7%	5.5%
Operating profit	-27%	106	145	-39	-48	+4	-5	+11	-1
EBITDA and operating profit exclude profit on disposals						Restructuring costs amounted to €4 million (2012: €3 million)
Pension restructuring gains amounted to €11 million (2012: nil)						Impairment charges of €4 million were incurred (2012: nil)

EBITDA above includes pension restructuring gains and operating profit is also stated after impairment charges; the net €7    million impact of these items has been excluded from the commentary that follows.

The Distribution business was also impacted by the adverse first-half weather conditions. This together with weak construction activity and low consumer confidence, particularly in the Netherlands (which accounts for almost 30% of Distribution sales), contributed to a 4% reduction in like-for-like sales in 2013, the impact of which was largely offset by the incremental impact of acquisitions completed in 2012 and 2013. Following sharp profit reductions in the first half, the second half saw a moderation in the rate of decline which, combined with previous restructuring efforts and cost saving initiatives and certain pension curtailment benefits, limited the overall decline in full-year EBITDA to 14%.

Our professional builders merchants network was strengthened by three acquisitions during 2013. In the Benelux, we acquired a well-established seven-branch builders merchant, which complements  our existing Dutch business, and a two-branch Belgian operator. We also acquired four branches in northern France increasing our Normandy network to 19 locations.

Professional Builders Merchants (45% of EBITDA)
Overall results for our wholly-owned professional builders merchants business, which operates 349 branches in six countries, were lower than in 2012. The incremental contribution from acquisitions more than offset the shortfall in like-for-like sales in the Benelux where weak markets, especially in Dutch residential and new-build, continued to impact performance. Despite strong cost control and economies of scale from acquisitions, operating profit was behind prior year. Sales levels in France were slightly lower for the year overall but operating profit improved due to the continued focus on pricing, purchasing and cost control. In Switzerland, the strength of the Swiss Franc continued to affect competitiveness contributing to a decline in sales and, despite the ongoing roll-out of various excellence programmes, both operating margin and profit were also lower. Sales levels in Austria were severely impacted by the bad weather in the first quarter and operational challenges due to a system implementation resulting in operating profit that was significantly behind 2012. Despite the severe impact of the bad weather in early-2013, our builders merchants activities in Germany saw improved trading from April onwards and, together with better margins and good cost control, resulted in operating profit for the year that was in line with 2012.

DIY (30% of EBITDA)
Our wholly-owned DIY business operates 196 stores in the Netherlands, Germany and Belgium. Operating profit was lower than in 2012. In the Netherlands, the combination of the very severe weather during the first quarter and the continued weakness in consumer confidence resulted in sales levels in our Dutch DIY business that were significantly lower than last year and operating profit declined despite restructuring and cost saving measures. In Belgium, our DIY activities proved more resilient and reported similar sales and operating profit to those achieved in 2012. In a challenging environment for the German DIY sector, sales in our German DIY business were also impacted by the adverse weather and, despite continued cost focus, operating profit and margin were lower.

Sanitary, Heating and Plumbing ("SHAP") (25% of EBITDA)
Sales for our SHAP business, which operates 126 branches, were ahead of 2012 due to an organic improvement in our German and Belgian businesses together with the incremental impact of the two Belgian acquisitions completed in the second half of 2012. Due to the challenging market conditions in Switzerland, results were lower compared with 2012. Overall operating profit for our SHAP activities was ahead of 2012 assisted by the contribution from acquisitions.

AMERICAS MATERIALS

	%			Total	Analysis of change
€ million	Change	2013	2012R	Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	-3%	4,721	4,886	-165	-147	+141	-	-	-159
EBITDA	-	557	555	+2	-15	+33	-	+2	-18
EBITDA/sales		11.8%	11.4%
Operating profit	-19%	226	279	-53	-12	+26	-	-58	-9
EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €12 million (2012: €14 million)
					Impairment charges of €60 million were incurred (2012: nil)

The commentary below excludes the adverse impact of impairment charges on operating profit.

Adverse weather conditions, which had resulted in a 25% decline in first-half US$ EBITDA, continued to impact operations in July and in the early weeks of August. Trading conditions proved much more favourable thereafter through to November and second-half US$ EBITDA was ahead of the corresponding period in 2012. Positive first-half trends in pricing continued into the second half. Though overall like-for-like sales revenue was 3% lower than last year, contributions from acquisitions resulted in overall US$ EBITDA for the year being 4% ahead of 2012.

A total of 10 acquisitions were completed in 2013 at a cost of €77 million, adding 457 million tonnes of reserves, 13 operating quarries, 5 strategic reserve locations, 6 asphalt plants and 7 readymixed concrete plants with annual production of 2.0 million tonnes of aggregates, 0.4 million tonnes of asphalt and 0.1 million cubic metres of readymixed concrete.

Energy and related costs: The price of bitumen, a key component of asphalt mix, declined by 4% in 2013 following a 7% increase in 2012. Prices for diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, decreased by 2% and 3% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, fell by 1%. Recycled asphalt and shingles accounted for approximately 20% of total asphalt requirements in 2013. Wider use of warm mix asphalt continues to deliver cost and customer benefits. With the positive effects of lower bitumen costs and further increased use of recycled asphalt, unit costs reduced by 2%.

Aggregates: Like-for-like volumes were slightly ahead of 2012 while total volumes including acquisitions increased 7%. Average prices increased by 3% on a like-for-like basis and 2% overall compared with 2012. Price increases together with efficient cost control resulted in an improved margin for this business.

Asphalt: Impacted by poor weather and a later start to paving projects, like-for-like volumes were down 7% with total volumes including acquisitions down 3%. While the average like-for-like sales price fell 1% and overall average price fell 2%, with the benefit of the 4% reduction in bitumen costs, margin per unit was maintained.

Readymixed Concrete: Like-for-like volumes decreased 2% while total volumes including acquisitions were up 2% compared with 2012.  With average prices 4% higher on a like-for-like basis and up 5% overall, margins improved.

Paving and Construction Services:The poor first-half weather also contributed to a later start on paving projects, resulting in 5% lower sales revenue in total, and a reduction of 6% on a like-for-like basis. Pricing remained under pressure in a competitive bidding environment; however, efficiency improvements enabled an improvement in overall margin.

Regional Performance

East (65% of EBITDA)
The East region comprises operations in 22 states, the most important of which are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. The adverse weather conditions in the first half had the greatest impact on the Mid-Atlantic division, which reported lower results than in 2012. In the Northeast division, 2013 results benefited from the inclusion of acquisitions completed at the end of 2012, and operating results improved. The Central division profits were broadly consistent with 2012 with lower volumes offset by improved prices. The residential market in Florida continued its upward trend contributing to strong volumes, better prices and margin growth, and positively impacting performance in the Southeast division. Overall operating profit for the East region was higher than 2012 with volumes 8%, 4% and 9% ahead of 2012 for aggregates, asphalt and readymixed concrete respectively.

West (35% of EBITDA)
The West region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi. Poor weather conditions that persisted through to mid-August affected results in both the Central West and Mountain West divisions, with a reduction in large infrastructure contracts in Utah further contributing to the lower outcome in Mountain West compared with 2012. More positively, the Northwest division saw substantial improvement over 2012's record lows. With overall declines in asphalt and readymixed concrete volumes of 14% and 3% respectively, only partly offset by increases in aggregates volumes of 4%, operating profit was lower than in 2012.

AMERICAS PRODUCTS

	%			Total	Analysis of change
€ million	Change	2013	2012R	Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+9%	3,068	2,806	+262	+219	+166	-6	-	-117
EBITDA	+21%	246	204	+42	+37	+21	-	-9	-7
EBITDA/sales		8.0%	7.3%
Operating profit	-21%	68	86	-18	+49	+12	-	-76	-3
EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €11 million (2012: €2 million)
					Impairment charges of €71 million were incurred (2012: €4 million)

The commentary below excludes the adverse impact of impairment charges on operating profit.

A recovery in residential construction in the United States and an ongoing pick-up in overall economic activity helped Americas Products improve its results in 2013. Like-for-like sales were 8% ahead of last year. The impact of input cost pressures was more than offset by a continued tight focus on operational efficiency and targeted pricing improvements.  As a result, with the benefit of organic growth, modest pricing benefits, cost reduction initiatives and contributions from acquisitions, the segment achieved a significant increase in operating profit and margin.

Four acquisitions were completed in 2013 at a total spend of €123 million. Of particular note was the acquisition by our Architectural Products Group (APG) of hardscape and masonry operations both in Western Canada (seven facilities) and the Carolinas (14 plants), extending our footprints of core product categories into new markets. The Canadian acquisition establishes APG as the only coast-to-coast manufacturer of masonry and hardscape products.

Architectural Products (50% of EBITDA)
APG is a leading supplier of masonry and hardscape products, packaged lawn and garden products, clay brick and fencing solutions. In addition to contractor-based new construction, the DIY and professional RMI segments are significant end-users. After a slow start, the business benefited from improving new residential construction, increasing RMI spend and favourable weather in the second half of the year. However, overall growth was dampened somewhat by weak recovery in the non-residential segment. Generally activity was more robust in the West and South while remaining more challenged in the Northeast, Midwest and eastern Canada. The improving housing market, together with product innovation and commercial initiatives, drove gains across most businesses while further cost reduction measures and selected price improvements offset the impact of higher input costs. Overall, APG recorded a higher operating profit for the year, reflecting a 3% increase in like-for-like sales, margin improvement and a solid contribution from recent acquisitions.

Precast (25% of EBITDA)
The Precast group manufactures a broad range of value-added concrete and polymer-based products primarily for utility infrastructure applications. The business saw an improved market environment in 2013 and registered solid gains as growth initiatives continued to deliver. Improvements were seen in most regions with particular progress in the Great Plains, Northern California and Mid-Atlantic regions. Commercial and infrastructure markets remained generally subdued but residential demand, as well as energy and environment-related markets, continued to show positive trends. In our traditional utility and structural precast products businesses volumes increased 5% over 2012 and higher input costs were recovered through price increases. Overall like-for-like sales increased by 6% and operating profit advanced significantly.

BuildingEnvelope® (20% of EBITDA)
The BuildingEnvelope® group is North America's leading supplier of architectural glass and aluminium glazing systems to close the building envelope. New non-residential building activity, a key market segment for this business, was largely flat in 2013 resulting in challenging market conditions. Despite this backdrop, ongoing initiatives to gain market share and differentiate the business through innovative product and technology offerings drove solid top-line growth. Organic sales rose 14%, outpacing the overall market. The Architectural Glass and Storefront division benefited from an improved pricing environment, resilient non-residential RMI activity and a generally more favourable product mix. Our Engineered Glazing Systems division enjoyed increased activity as major project work progressed. With a tight focus on cost control, product quality and improved processes, the business delivered operating profit improvement.

South America (5% of EBITDA)
Results for our operations in Argentina improved compared with 2012; production and sales mix changes contributed to an increase in volumes, prices and marginal contribution in the floor and wall tile segments. Results from our businesses in Chile were down on 2012 with modest gains in specialised construction products offset by lower prices in our glass products due to increased competition. Overall sales and operating profit for our South American operations were higher than in 2012.

 AMERICAS DISTRIBUTION

	%			Total	Analysis of change
€ million	Change	2013	2012R	Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+6%	1,664	1,576	+88	+112	+27	-	-	-51
EBITDA	+7%	89	83	+6	+8	+1	-	-	-3
EBITDA/sales		5.3%	5.3%
Operating profit	+14%	67	59	+8	+10	-	-	-	-2
EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €1 million (2012: €1 million)

Americas Distribution, trading as Allied Building Products ('Allied'), experienced solid performance across its activities in 2013 and reported good overall results. Both business divisions continued to advance and sales and operating profit were ahead of 2012. Performance in our Exterior Products business was led by a strong northeast and the rebuilding efforts following Hurricane Sandy. The Interior Products business continued to show growth as both volumes and pricing improved throughout the year.

In 2013, Allied management maintained its focus on streamlining administrative procedures and eliminating redundant processes through a significant internal initiative. This simplification of business processes, along with the ongoing evolution of our organisational structure, is aimed at improving acquisition integration and enhancing operating synergies and should allow for greater economies of scale as our business, and the overall markets, grow.

We completed three small transactions in 2013. A three-branch Interior Products company based in the Baltimore/Washington, D.C. market was acquired in April and a four-branch Interior Products business based in northern Florida was added in October. Certain assets of a small distressed business in Houston were also acquired to provide a platform for an Exterior Products strategy in Texas.

Progress continued to be made in 2013 to increase brand awareness of TriBuilt, Allied's proprietary private label brand, as both sales and product offerings grew. Additionally, Allied implemented a new greenfield and service centre strategy in order to help drive growth in existing markets. The new service centre model will enable us to improve customer service, consolidate fixed costs and more efficiently leverage branch assets. This new customer service platform, together with our process and procedure streamlining efforts and our commitment to employee development, continue to further help differentiate Allied in the marketplace.

Exterior Products (70% of EBITDA)
Exterior Products are largely comprised of roofing and siding products, the demand for which is greatly influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. Allied continues to maintain its position as one of the top three roofing and siding distributors in the United States. Strong growth was experienced in the Northeast driven by the rebuilding efforts following Hurricane Sandy. However, competitive pressures across the industry continued as the overall market contracted from 2012 leading to price pressure in all regions. A regional restructuring was completed with the focus on reducing costs and improving customer service, which allowed us to maintain operating margin at a level consistent with 2012. Overall the Exterior Products division reported sales and operating profit ahead of 2012.

Interior Products (30% EBITDA)
The Interior Products business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors and is heavily dependent on the new residential and commercial construction market, having low exposure to weather-driven replacement activity. Allied is the third-largest Interior Products distributor in the United States. Performance in this business was strong in all markets with increased volumes and prices of our core products contributing to higher sales and improved operating margin, which further benefited from the lower cost base resulting from the cost savings initiatives undertaken in recent years.
CONSOLIDATED INCOME STATEMENT
For the financial year ended 31 December 2013

	2013	2012
		Restated
	€ m	€ m
Revenue	18,031	18,084
Cost of sales	(13,314)	(13,161)
Gross profit	4,717	4,923
Operating costs	(4,617)	(4,118)
Group operating profit	100	805
Profit on disposals	26	230
Profit before finance costs	126	1,035
Finance costs	(262)	(271)
Finance income	13	15
Other financial expense	(48)	(49)
Share of equity accounted investments' loss	(44)	(84)
(Loss)/profit before tax	(215)	646
Income tax expense	(80)	(106)
Group (loss)/profit for the financial year	(295)	540

(Loss)/profit attributable to:
Equity holders of the Company	(296)	538
Non-controlling interests	1	2
Group (loss)/profit for the financial year	(295)	540

(Loss)/earnings per Ordinary Share
Basic	(40.6c)	74.6c
Diluted	(40.6c)	74.5c

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Group (loss)/profit for the financial year	(295)	540

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(373)	(51)
(Losses)/gains relating to cash flow hedges	(2)	1
	(375)	(50)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	162	(146)
Tax on items recognised directly within other comprehensive income	(43)	23
	119	(123)

Total other comprehensive income for the year	(256)	(173)
Total comprehensive income for the financial year	(551)	367

Attributable to:
Equity holders of the Company	(552)	366
Non-controlling interests	1	1
Total comprehensive income for the financial year	(551)	367

CONSOLIDATED BALANCE SHEET
As at 31 December 2013

	2013	2012 Restated	As at 1 January 2012 Restated
	€ m	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	7,539	7,971	8,008
Intangible assets	3,911	4,267	4,148
Investments accounted for using the equity method	1,340	1,422	2,073
Other financial assets	23	34	34
Other receivables	93	83	60
Derivative financial instruments	63	120	163
Deferred income tax assets	107	191	274
Total non-current assets	13,076	14,088	14,760

Current assets
Inventories	2,254	2,333	2,179
Trade and other receivables	2,516	2,520	2,542
Asset held for sale	-	143	-
Current income tax recoverable	26	17	8
Derivative financial instruments	17	52	24
Cash and cash equivalents	2,540	1,747	1,246
Total current assets	7,353	6,812	5,999
Total assets	20,429	20,900	20,759

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	251	249	247
Preference share capital	1	1	1
Share premium account	4,219	4,133	4,047
Treasury Shares and own shares	(118)	(146)	(183)
Other reserves	197	182	168
Foreign currency translation reserve	(542)	(169)	(119)
Retained income	5,654	6,303	6,358
	9,662	10,553	10,519
Non-controlling interests	24	36	41
Total equity	9,686	10,589	10,560

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,579	4,161	4,300
Derivative financial instruments	34	14	-
Deferred income tax liabilities	1,166	1,232	1,336
Other payables	289	277	184
Retirement benefit obligations	410	653	636
Provisions for liabilities	231	256	244
Total non-current liabilities	6,709	6,593	6,700

Current liabilities
Trade and other payables	2,754	2,775	2,717
Current income tax liabilities	151	180	193
Interest-bearing loans and borrowings	961	647	458
Derivative financial instruments	19	6	10
Provisions for liabilities	149	110	121
Total current liabilities	4,034	3,718	3,499
Total liabilities	10,743	10,311	10,199
Total equity and liabilities	20,429	20,900	20,759

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the financial year ended 31 December 2013

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January 2013 as reported	250	4,133	(146)	182	(169)	6,287	36	10,573
Change in accounting policy	-	-	-	-	-	16	-	16
At 1 January 2013 restated	250	4,133	(146)	182	(169)	6,303	36	10,589
Group loss for 2013	-	-	-	-	-	(296)	1	(295)
Other comprehensive income	-	-	-	-	(373)	117	-	(256)
Total comprehensive income	-	-	-	-	(373)	(179)	1	(551)
Issue of share capital	2	86	-	-	-	-	-	88
Share-based payment
- Share option schemes	-	-	-	1	-	-	-	1
- Performance Share Plan	-	-	-	14	-	-	-	14
Treasury/own shares reissued	-	-	34	-	-	(34)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(6)	-	-	-	-	(6)
Share option exercises	-	-	-	-	-	19	-	19
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(455)	(1)	(456)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	1	1
Acquisition of non-controlling interests	-	-	-	-	-	-	(13)	(13)
At 31 December 2013	252	4,219	(118)	197	(542)	5,654	24	9,686
For the financial year ended 31 December 2012
At 1 January 2012 as reported	248	4,047	(183)	168	(119)	6,348	74	10,583
Change in accounting policy	-	-	-	-	-	10	(33)	(23)
At 1 January 2012 restated	248	4,047	(183)	168	(119)	6,358	41	10,560
Group profit for 2012	-	-	-	-	-	538	2	540
Other comprehensive income	-	-	-	-	(50)	(122)	(1)	(173)
Total comprehensive income	-	-	-	-	(50)	416	1	367
Issue of share capital	2	86	-	-	-	-	-	88
Share-based payment
- Performance Share Plan	-	-	-	14	-	-	-	14
Treasury/own shares reissued	-	-	37	-	-	(37)	-	-
Share option exercises	-	-	-	-	-	16	-	16
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(450)	(4)	(454)
Acquisition of non-controlling interests	-	-	-	-	-	-	(2)	(2)
At 31 December 2012 restated	250	4,133	(146)	182	(169)	6,303	36	10,589

CONSOLIDATED STATEMENT OF CASH FLOWS
For the financial year ended 31 December 2013

	2013	2012 Restated
	€ m	€ m
Cash flows from operating activities
(Loss)/profit before tax	(215)	646
Finance costs (net)	297	305
Share of equity accounted investments' result	44	84
Profit on disposals	(26)	(230)
Group operating profit	100	805
Depreciation charge	671	686
Amortisation of intangible assets	54	44
Impairment charge	650	28
Share-based payment expense	15	14
Other (primarily pension payments)	(96)	(152)
Net movement on working capital and provisions	77	(58)
Cash generated from operations	1,471	1,367
Interest paid (including finance leases)	(269)	(258)
Corporation tax paid	(110)	(124)
Net cash inflow from operating activities	1,092	985

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	122	782
Interest received	13	16
Dividends received from equity accounted investments	33	35
Purchase of property, plant and equipment	(497)	(544)
Acquisition of subsidiaries (net of cash acquired)	(336)	(418)
Other investments and advances	(78)	(56)
Deferred and contingent acquisition consideration paid	(105)	(30)
Net cash outflow from investing activities	(848)	(215)

Cash flows from financing activities
Proceeds from exercise of share options	19	16
Acquisition of non-controlling interests	(13)	(2)
Increase in interest-bearing loans, borrowings and finance leases	1,491	487
Net cash flow arising from derivative financial instruments	64	13
Treasury/own shares purchased	(6)	-
Repayment of interest-bearing loans, borrowings and finance leases	(586)	(394)
Dividends paid to equity holders of the Company	(367)	(362)
Dividends paid to non-controlling interests	(1)	(4)
Net cash inflow/(outflow) from financing activities	601	(246)
Increase in cash and cash equivalents	845	524

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	1,747	1,246
Translation adjustment	(52)	(23)
Increase in cash and cash equivalents	845	524
Cash and cash equivalents at 31 December	2,540	1,747

Reconciliation of opening to closing net debt
Net debt at 1 January	(2,909)	(3,335)
Debt in acquired companies	(44)	(42)
Debt in disposed companies	17	2
Increase in interest-bearing loans, borrowings and finance leases	(1,491)	(487)
Net cash flow arising from derivative financial instruments	(64)	(13)
Repayment of interest-bearing loans, borrowings and finance leases	586	394
Increase in cash and cash equivalents	845	524
Mark-to-market adjustment	10	9
Translation adjustment	77	39
Net debt at 31 December	(2,973)	(2,909)

SUPPLEMENTARY INFORMATION

Selected Explanatory Notes to the Consolidated Financial Statements

1. Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB).

Adoption of new IFRS

A number of new IFRS and interpretations of the International Financial Reporting Interpretations Committee became effective for, and have been applied in preparing, the Group's 2013 financial statements.

The following standards and amendments became effective for the Group as of 1 January 2013:
▪ IFRS 7 Financial Instruments: Disclosures

▪ IFRS 10 Consolidated Financial Statements

▪ IFRS 11 Joint Arrangements, IAS 28 Investments in Associates and Joint Ventures

▪ IFRS 12 Disclosure of Interests in Other Entities

▪ IFRS 13 Fair Value Measurement

▪ IAS 19 Employee Benefits (revised)

▪ IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
▪ Improvements to IFRS 2009-2011 cycle

Presentation of Items of Other Comprehensive Income - Amendments to IAS 1 (effective 1 July 2012).

The adoption of IFRS 11 did not result in a material impact on the Group's results and net assets but did amend the presentation of the results of our joint ventures. The adoption of IAS 19 (revised) resulted in a number of amendments to prior year results. The nature and effect of changes arising as a result of the adoption of IFRS 11 and IAS 19 (revised) are disclosed below. The application of the remaining standards and interpretations did not result in material changes to the Group's Consolidated Financial Statements.

IFRS 11 - Joint Arrangements

Under IAS 31 Interests in Joint Ventures, the Group's net interests in its joint arrangements were classified as joint ventures and the Group's share of assets, liabilities, revenue, income and expenses were proportionately consolidated. Since the adoption of IFRS 11, the Group now accounts for its interests in joint ventures using the equity method of accounting. The change to equity accounting had no impact on the Group's result after tax but impacted each line in the Consolidated Income Statement. The Group's Consolidated Balance Sheet was also impacted on a line by line basis but net assets remained unchanged.

IAS 19 - Employee Benefits (revised)
The application of IAS 19 (revised) resulted in a number of amendments to the Group's accounting for retirement benefit obligations. The most significant change was in how the net interest expense was calculated. Under the revised standard, the Group no longer takes a credit for the expected return on assets and the net interest expense has been calculated by multiplying the the discount rate by the net pension liability, both as determined at the start of the annual reporting period, adjusted for contributions and benefit payments in the year. This resulted in an increased interest charge of €18 million in 2012, a reduction in the deferred tax charge of €4 million with a corresponding increase in other comprehensive income.

The Group's Swiss schemes contain a number of risk-sharing features. Under IAS 19 (revised), contributions from employees that are set out in the formal terms of the plan reduce measurements of the net retirement benefit obligation (if they are required to reduce a deficit arising from losses on plan assets or actuarial losses) or reduce current service cost (if they are linked to service). On adoption, the Group has recognised an adjustment to opening retained income at 1 January 2012 of €10 million, with a corresponding reduction in the Swiss retirement benefit obligations of €13 million and in deferred tax assets of €3 million. During 2012, the Group recognised a further remeasurement adjustment of €7 million in other comprehensive income with a related deferred tax impact of €1 million relating to risk-sharing arrangements.

In addition, the defined benefit pension obligations relating to the Group's Swiss schemes have now been completed using generational rather than periodic tables; this change has been applied prospectively from 1 January 2013.

2. Translation of Foreign Currencies

The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results and balance sheets into euro were:

	Average		Year ended 31 December
euro 1 =	2013	2012	2013	2012
US Dollar	1.3281	1.2848	1.3791	1.3194
Pound Sterling	0.8493	0.8109	0.8337	0.8161
Polish Zloty	4.1975	4.1847	4.1543	4.0740
Ukrainian Hryvnia	10.8339	10.3933	11.3583	10.6259
Swiss Franc	1.2311	1.2053	1.2276	1.2072
Canadian Dollar	1.3684	1.2842	1.4671	1.3137
Argentine Peso	7.2892	5.8492	8.9910	6.4890
Turkish Lira	2.5335	2.3135	2.9605	2.3551
Indian Rupee	77.9300	68.5973	85.3660	72.5600
Chinese Renminbi	8.1646	8.1052	8.3491	8.2207

3. Key Components of 2013 Performance

€ million	Sales Revenue	EBITDA*	Operating Profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT	Pre-tax profit/ (loss)

2012 as restated	18,084	1,563	805	230	(305)	(84)	646
Exchange effects	(404)	(36)	(19)	(1)	5	(2)	(17)
2012 at 2013 rates	17,680	1,527	786	229	(300)	(86)	629
Incremental impact in 2013 of:
- 2012/2013 acquisitions	672	73	43	-	(3)	3	43
- 2012/2013 divestments	(42)	-	2	(191)	(2)	4	(187)
- Restructuring costs (i)	-	(11)	(11)	-	-	-	(11)
- Impairment charges (i)	-	-	(622)	-	-	41	(581)
- Pension restructuring and CO2 gains	-	(29)	(29)	-	-	-	(29)
- Organic	(279)	(85)	(69)	(12)	8	(6)	(79)
2013	18,031	1,475	100	26	(297)	(44)	(215)

(i) Restructuring costs amounted to €71 million in 2013 (2012: €60 million). Total impairment charges in 2013 were €755 million (2012: €174 million).

*       EBITDA
Throughout this report, EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity accounted investments' profit after tax.

4. Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets

	2013		2012
	€ m	%	€ m	%
Revenue
Europe Materials	2,266	12.6	2,383	13.2
Europe Products	2,376	13.2	2,477	13.7
Europe Distribution	3,936	21.8	3,956	21.9
Americas Materials	4,721	26.2	4,886	27.0
Americas Products	3,068	17.0	2,806	15.5
Americas Distribution	1,664	9.2	1,576	8.7
	18,031	100.0	18,084	100.0
EBITDA
Europe Materials	278	18.8	352	22.5
Europe Products	119	8.1	152	9.7
Europe Distribution	186	12.6	217	13.9
Americas Materials	557	37.8	555	35.5
Americas Products	246	16.7	204	13.1
Americas Distribution	89	6.0	83	5.3
	1,475	100.0	1,563	100.0

Depreciation, amortisation and impairment
Europe Materials	239	17.4	135	17.8
Europe Products	525	38.2	133	17.5
Europe Distribution	80	5.8	72	9.5
Americas Materials	331	24.1	276	36.4
Americas Products	178	12.9	118	15.6
Americas Distribution	22	1.6	24	3.2
	1,375	100.0	758	100.0
Operating profit
Europe Materials	39	39.0	217	27.0
Europe Products	(406)	-406.0	19	2.4
Europe Distribution	106	106.0	145	18.0
Americas Materials	226	226.0	279	34.6
Americas Products	68	68.0	86	10.7
Americas Distribution	67	67.0	59	7.3
	100	100.0	805	100.0

Profit/(loss) on disposals
Europe Materials	7		148
Europe Products	5		54
Europe Distribution	(2)		3
Americas Materials	19		24
Americas Products	(3)		1
Americas Distribution	-		-
	26		230

4.  Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets - continued

	2013		2012
	€ m	%	€ m	%
Reconciliation of Group operating profit to (loss)/profit before tax:
Group operating profit (analysed on page 17)	100		805
Profit on disposals	26		230
Profit before finance costs	126		1,035
Finance costs (net)	(249)		(256)
Other financial expense	(48)		(49)
Share of equity accounted investments' loss	(44)		(84)
(Loss)/profit before tax	(215)		646

Total assets
Europe Materials	3,399	20.8	3,411	19.9
Europe Products	1,974	12.1	2,473	14.4
Europe Distribution	2,217	13.6	2,247	13.1
Americas Materials	5,510	33.8	5,826	33.9
Americas Products	2,360	14.5	2,403	14.0
Americas Distribution	853	5.2	814	4.7
	16,313	100.0	17,174	100.0
Reconciliation to total assets as reported in
the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,340		1,422
Other financial assets	23		34
Derivative financial instruments	80		172
Asset held for sale	-		143
Income tax assets	133		208
Cash and cash equivalents	2,540		1,747
Total assets	20,429		20,900

5. Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 44% of full-year 2013 (2012: 46%), while EBITDA for the first six months of 2013 represented 27% of the full-year out-turn (2012: 35%).

6. Net Finance Costs

	2013	2012
	€ m	€ m
Finance costs	262	271
Finance income	(13)	(15)
Other financial expense	48	49
Total net finance costs	297	305

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents
	255	265
Net credit re change in fair value of derivatives	(6)	(9)
Net debt-related interest costs	249	256
Net pension-related finance cost	22	25
Charge to unwind discount on provisions/deferred consideration	26	24
Total net finance costs	297	305

7. Net Debt

	2013	2012
Net debt	€ m	€ m
Non-current assets Derivative financial instruments	63	120
Current assets Derivative financial instruments	17	52
Cash and cash equivalents	2,540	1,747
Non-current liabilities Interest-bearing loans and borrowings	(4,579)	(4,161)
Derivative financial instruments	(34)	(14)
Current liabilities Interest-bearing loans and borrowings	(961)	(647)
Derivative financial instruments	(19)	(6)
Total net debt	(2,973)	(2,909)

Gross debt, net of derivatives, matures as follows:
Within one year	963	601
Between one and two years	370	905
Between two and five years	1,694	1,634
After five years	2,486	1,516
	5,513	4,656

Liquidity information - borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	2013	2012
	€ m	€ m
Within one year	-	150
Between one and two years	40	-
Between two and five years	1,910	1,666
After five years	-	1
	1,950	1,817

Net Debt- continued

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for the twelve-month period on 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:
(1) Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2013 the ratio was 6.3 times (2012: 6.5 times).

(2)    Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.1 billion (2012: €5.1 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2013 net worth (as defined in the relevant agreement) was €10.9 billion (2012: €11.8 billion).

8. Summarised Cash Flow

	2013	2012
	€ m	€ m
Inflows
(Loss)/profit before tax	(215)	646
Depreciation and amortisation (including impairment of subsidiaries)	1,375	758
Working capital inflow (i)	118	5
	1,278	1,409
Outflows
Tax payments	(110)	(124)
Capital expenditure	(497)	(544)
Other (ii)	65	(101)
	(542)	(769)

Operating cash inflow	736	640
Pension payments	(96)	(152)
Acquisitions and investments (iii)	(720)	(548)
Proceeds from disposals (iv)	283 1	784
Share issues (v)	101	104
Dividends (before scrip dividend)	(455)	(450)
Translation and mark to market adjustments	87	48
(Increase)/decrease in net debt	(64)	426

(i) Working capital inflow includes the difference between net finance costs (included in profit before tax) and interest paid and received.

(ii)    Primarily non-cash items included in profit before tax, comprising primarily profits on disposals/divestments of €26 million (2012: €230 million), share-based payments expense of €15 million (2012: €14 million) and CRH's share of equity accounted entities loss of €44 million (2012: €84 million).

(iii)   Acquisitions and investments spend comprises consideration for acquisition of subsidiaries (including debt acquired and asset exchanges), deferred and contingent consideration paid, other investments and advances, and acquisition of non-controlling interests.

(iv) Proceeds from disposals includes asset exchanges (see note 10 below).

(v) Proceeds from share issues include scrip dividends of €88 million (2012: €88 million) and are net of own shares purchased of €6 million (2012: nil).

9. Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:

	2013	2012
	€ m	€ m
Group (loss)/profit for the financial year	(295)	540
Profit attributable to non-controlling interests	(1)	(2)
Numerator for basic and diluted earnings per Ordinary Share	(296)	538
Depreciation charge	671	686
Amortisation of intangible assets	54	44
Impairment of property, plant and equipment and intangible assets	650	28
Impairment of financial assets	105	146
Numerator for cash earnings per Ordinary Share (i)	1,184	1,442
	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares
Weighted average number of Ordinary Shares (millions) in issue	729.2	721.9
Effect of dilutive potential Ordinary Shares (share options)	-	0.3
Denominator for diluted earnings per Ordinary Share	729.2	722.2

(Loss)/earnings per Ordinary Share	€ cent	€ cent
- basic	(40.6c)	74.6c
- diluted	(40.6c)	74.5c
Cash earnings per Ordinary Share (i)	162.4c	199.8c

(i)     Cash earnings per Ordinary Share, a non-GAAP financial measure, is presented here for information as management    believes it is a useful financial indicator of the Group's ability to generate cash from operations.

10. Business and non-current asset disposals

The following table provides an analysis of the proceeds and related profit on disposals for the years ended 31 December 2013 and 2012:

	Business disposals		Disposal of other non-current assets		Total
	2013	2012	2013	2012	2013	2012
	€ m	€ m	€ m	€ m	€ m	€ m
Proceeds (i)	26	652	96	133	122	785
(Loss)/profit	(4)	187	30	43	26	230

(i)     Proceeds of €122 million from business and non-current asset disposals are reported in cash flows from investing activities in the Consolidated Statement of Cash Flows on page 14. In addition, the businesses divested in
        2013 had interest-bearing loans and borrowings of €17 million which were assumed by the purchasers at the relevant dates of disposal. We also completed an asset swap valued at €144 million. The total impact of the 2013 divestments on reported net debt of the Group was therefore €283 million; this is the figure reported for proceeds from disposals in the summarised cash flow in note 8 on page 20 .

11. Acquisitions

        The principal acquisitions completed during the year ended 31 December 2013 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100%
         stake except where indicated to the contrary:

Europe Materials: Spain: Cementos Lemona (99%, 25 February); United Kingdom: Southern Cement (25 February), assets of Cemex in Northern Ireland (13 May) and the cement import facilities of Dudman (31 May); Ukraine: Mykolaiv Cement (99%, 25 September).

Europe Products: Belgium: assets of Echo NV (24 April).

Europe Distribution: Belgium: Halschoor (4 January); the Netherlands: Van Buren (9 January); France: 4 Wolseley locations (1 October).

Americas Materials: Colorado:selected assets of Lafarge in the Western Slopes (3 July); Michigan: Rockwood quarry (10 May) and assets of Waterland Trucking Service (10 May); Mississippi: assets of Rogers Group (3 July); New York: selected assets of Dutchess Quarry and Supply (18 March); Oregon: selected assets of Cemex (15 February) and Turner Gravel (18 November); Pennsylvania: Miller reserves (26 March); West Virginia: Sugarland reserves (17 May).

Americas Products: Canada: Expocrete (18 March); North and South Carolina: concrete product assets of Cemex (8 April); Pennsylvania: assets of Modern Precast Concrete (25 January); Wisconsin: Harmony Outdoor Living (21 March).

Americas Distribution: Florida: assets of Fogleman Builders Supply (3 October); Maryland: assets of Eldersburg Supply (1 April, also Washington DC); Texas: certain assets of JEH Company (18 September).

The following table analyses the 25 acquisitions (2012: 32 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable Segments	Number of Acquisitions		Goodwill		Consideration
	2013	2012	2013	2012	2013	2012
			€ m	€ m	€ m	€ m
Europe Materials	5	2	80	26	256	58
Europe Products	1	4	-	68	9	151
Europe Distribution	3	3	10	8	15	40
Americas Materials	9	14	19	34	76	226
Americas Products	4	9	48	14	124	112
Americas Distribution	3	-	8	-	22	-
	25	32	165	150	502	587
Adjustments to provisional fair values of prior year acquisitions					6	1
Total consideration					508	588

11. Acquisitions - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2013	2012
Assets	€ m	€ m
Non-current assets
Property, plant and equipment	342	253
Intangible assets	39	65
Equity accounted investments	2	-
Deferred income tax assets	-	10
Total non-current assets	383	328
Current assets
Inventories	41	98
Trade and other receivables (i)	53	103
Cash and cash equivalents	11	19
Total current assets	105	220

Liabilities
Trade and other payables	(80)	(57)
Provisions for liabilities (stated at net present cost)	(14)	(1)
Interest-bearing loans and borrowings and finance leases	(44)	(42)
Current income tax liabilities	-	(3)
Deferred income tax liabilities	(8)	(19)
Total liabilities	(146)	(122)

Total identifiable net assets at fair value	342	426
Goodwill arising on acquisition (ii)	169	162
Excess of fair value of identifiable net assets over consideration paid (ii)	(2)	-
Non-controlling interests*	(1)	-
Total consideration	508	588

Consideration satisfied by:
Cash payments	347	437
Asset exchange (iii)	144	-
Deferred consideration (stated at net present cost)	4	75
Contingent consideration (iv)	13	76
Total consideration	508	588

Net cash outflow arising on acquisition
Cash consideration	347	437
Less: cash and cash equivalents acquired	(11)	(19)
Total (v)	336	418

* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

11.  Acquisitions - continued

None of the acquisitions completed during the financial year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i)     The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €57 million. The fair value of these receivables is €53 million (all of which is expected to be recoverable) and is inclusive of an aggregate allowance for impairment of €4 million.

(ii)    The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €49 million of the goodwill recognised in respect of acquisitions completed in 2013 is expected to be deductible for tax purposes. An excess of fair value of identifiable net assets over consideration of €2 million arose during the year and is included in operating costs.

(iii)   On 25 February 2013, the Group transferred its 26% stake in Uniland to Cementos Portland Valderrivas in exchange for a 99% stake in Cementos Lemona, an integrated cement, readymixed concrete and aggregates business.

  (iv)   The fair value of contingent consideration recognised is €13 million (including adjustments to prior year acquisitions of €11 million). On an undiscounted basis, the corresponding future payments on current year acquisitions for which the Group may be liable range from €nil million to a maximum of €7 million.

(v)     The total cash outflow of €336 million arising on acquisitions is reported in the Consolidated Statement of Cash Flows on page 14. In addition, debt arising in acquired companies amounted to €44 million, and the Group made other investments and advances of €78 million during the year, and an asset swap for €144 million. These amounts, combined with deferred and contingent consideration of €105 million paid in 2013 in respect of acquisitions in prior years and €13 million paid on acquisition of non-controlling interests, result in total acquisition and investment spend for the year of €720 million; this is the figure reported in the summarised cash flow in note 8 on page 20.

Acquisition-related costs
Acquisition-related costs amounting to €2 million have been included in operating costs in the Consolidated Income Statement.

Contingent liabilities
No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

Book to fair value reconciliation
The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values*	Fair value
	€ m	€ m	€ m	€ m	€ m
Non-current assets	257	106	-	20	383
Current assets	130	(12)	(2)	(11)	105
Liabilities	(107)	(34)	-	(5)	(146)
Identifiable net assets acquired	280	60	(2)	4	342
Non-controlling interests	(2)	1	-	-	(1)
Goodwill arising on acquisition (see (ii) above)	224	(61)	2	2	167
Total consideration	502	-	-	6	508

* The adjustments to provisional fair values above relate principally to our acquisition of Trap Rock Industries in December 2012

11. Acquisitions - continued

The post-acquisition impact of acquisitions completed during the year on the Group's result for the financial year was as follows:

	2013	2012
	€ m	€ m
Revenue	306	270
Cost of sales	(232)	(201)
Gross profit	74	69
Operating costs	(63)	(56)
Group operating profit	11	13
Profit on disposals	-	-
Profit before finance costs	11	13
Finance costs (net)	(3)	(2)
Profit before tax	8	11
Income tax expense	(2)	(4)
Group profit for the financial year	6	7

The revenue and result of the Group determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2013
	2013 acquisitions	CRH Group excluding 2013 acquisitions	Pro-forma consolidated Group	Pro-forma 2012
	€ m	€ m	€ m	€ m
Revenue	434	17,725	18,159	19,054
Group (loss)/profit for the financial year	1	(301)	(300)	571

None of the acquisitions completed during the financial period or subsequent to the balance sheet date was individually material to the Group, thereby requiring separate disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

12. Related Party Transactions

There have been no related party transactions or changes in related party transactions that could have had a material impact on the financial position or performance of the Group during the 2013 and 2012 financial years. Sales to and purchases from associates during the financial year ended 31 December 2013 amounted to €24 million (2012: €21 million) and €411 million (2012: €446 million) respectively. Amounts receivable from and payable to associates as at the balance sheet date are not material and are included in trade and other receivables and payables in the Consolidated Balance Sheet.

13. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the year.

Financial Assumptions

The financial assumptions employed in the valuation of scheme liabilities for the current and prior year were as follows:

	Eurozone		Britain & NI		Switzerland		United States
	2013	2012	2013	2012	2013	2012	2013	2012
Rate of increase in:	%	%	%	%	%	%	%	%
- salaries	4.00	4.00	4.30	4.00	2.25	2.25	3.50	3.50
- pensions in payment	2.00	2.00	3.30-3.50	3.00-3.40	0.25	0.25	-	-
Inflation	2.00	2.00	3.30	3.00	1.25	1.25	2.00	2.00
Discount rate	3.70	3.80	4.60	4.50	2.35	1.85	4.70	3.75
Medical cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	7.40	6.25

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net liability
	2013	2012	2013	2012	2013	2012
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	2,142	1,863	(2,795)	(2,499)	(653)	(636)
Administration expenses	(3)	(2)	-	-	(3)	(2)
Past service costs	-	(4)	24	36	24	32
Current service cost	-	-	(51)	(44)	(51)	(44)
Interest income on scheme assets	71	78	-	-	71	78
Interest cost on scheme liabilities	-	-	(93)	(103)	(93)	(103)
Return on scheme assets excluding interest income	108	134	-	-	108	134
Remeasurement adjustments
- experience variations	-	-	42	13	42	13
- actuarial gain/(loss) from changes in financial assumptions	-	-	65	(288)	65	(288)
- actuarial loss from changes in demographic assumptions	-	-	(53)	(5)	(53)	(5)
Translation adjustment	(29)	12	38	(14)	9	(2)
Employer contributions paid	124	166	-	-	124	166
Contributions paid by plan participants	13	14	(13)	(14)	-	-
Benefit and settlement payments	(112)	(104)	112	104	-	-
Disposals	-	(15)	-	19	-	4
At 31 December	2,314	2,142	(2,724)	(2,795)	(410)	(653)
Related deferred tax asset					74	135
Net pension liability					(336)	(518)

14. Other

	2013	2012
EBITDA interest cover (times)	5.9	6.1
EBIT* interest cover (times)	0.4	3.1
Average shares in issue (million)	729.2	721.9
Net dividend paid per share (euro cent)	62.5c	62.5c
Net dividend declared for the year (euro cent)	62.5c	62.5c
Dividend cover	0.95x**	1.5x
	€ m	€ m
Depreciation charge	671	686
Amortisation of intangibles	54	44
Impairment of property, plant and equipment	275	25
Impairment of intangible assets	375	3
Impairment of financial assets	105	146
Commitments to purchase property, plant and equipment:
- Contracted for but not provided in the financial statements	155	176
- Authorised by the Directors but not contracted for	91	82
Market capitalisation at year-end (euro m)	13,419	11,115
Total equity at year-end (euro m)	9,686	10,589
Net debt (euro m)	2,973	2,909
Net debt as a percentage of market capitalisation	22%	26%
Net debt as a percentage of total equity	31%	27%

*    EBIT is defined as earnings before interest, tax, profit on disposals and the Group's share of equity accounted investments' profit after tax. Cover is based on net debt-related interest (see note 6).

** Dividend cover excluding impairment charge and related tax credit.

15. Statutory Accounts and Audit Opinion

The financial information presented in this report does not represent "full group accounts" under Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992.Full statutory accounts for the year ended 31 December 2013, prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31 December 2012, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

16. Annual Report and Annual General Meeting (AGM)

The 2013 Annual Report is expected to be published on the CRH website, www.crh.com, on 13 March 2014 and posted to those shareholders who have requested a paper copy on 27 March 2014, together with details of the Scrip Dividend Offer in respect of the final 2013 dividend.  A paper copy of the Annual Report may be obtained at the Company's registered office from 27 March 2014. The Company's AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11.00 a.m. on 7 May 2014.

17. Board Approval

This announcement was approved by the Board of Directors of CRH plc on 24 February 2014.

PRINCIPAL RISKS AND UNCERTAINTIES

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure.

Strategic Risks and Uncertainties

Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group's financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. The adequacy and timeliness of management's responses to unfavourable events are of critical importance.

Political and economic uncertainty: As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing economic, social and political conditions. Changes in these conditions,, or in the governmental and regulatory requirements in any of the countries in which CRH operates (with particular reference to developing markets), may, for example, adversely affect CRH's business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: CRH faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which CRH does not produce or distribute. Against this backdrop, if CRH fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

Acquisition activity: Growth through acquisition is a key element of CRH's strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.

Joint ventures and associates: CRH does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates)  in which it has invested and may invest; the greater complexity inherent in these arrangements accompanied by the need for proactive relationship management may restrict the Group's ability to generate adequate returns and to develop and grow its business.

Human resources: Existing processes to recruit, develop and retain talented individuals and promote their mobility within a decentralised Group may be inadequate thus giving rise to management attrition and difficulties in succession planning and potentially impeding the continued realisation of the Group's core strategy of performance and growth.

Corporate communications: As a publicly-listed company, CRH undertakes regular communication with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk.

Cyber and information technology: As a result of the proliferation of information technology in the world today, CRH is exposed to security threats to its digital infrastructure  which might lead to interference with production processes, the theft of private data or misrepresentation of information regarding CRH via digital media. In addition to potential irretrievability or corruption of critical data, CRH could suffer reputational losses and incur significant financial costs in remediation.

Sustainability: CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's reported results and financial condition.

Financial Reporting Risks and Uncertainties

Laws and regulations: CRH is subject to many laws and regulations (both local and international), including those relating to competition law, corruption and fraud, throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance and may damage the Group's reputation.

Financial instruments: CRH uses financial instruments throughout its businesses giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH's derivative assets and cash and cash equivalents balances or render it more difficult either to utilise the Group's existing debt capacity or otherwise obtain financing for the Group's operations.

Defined benefit pension schemes: CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate deficits applicable to past service.

Insurance counterparties: In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Foreign currency translation: CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the consolidated financial statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's reporting currency) together with declines in the euro value of the Group's net investments which are denominated in a wide basket of currencies other than the euro.

Goodwill impairment:  A review of CRH's portfolio of businesses is currently ongoing, and an orderly disposal process is underway for 45 business units which do not meet the Group's future returns objectives; this has given rise to a goodwill impairment charge of €373 million in the 2013 financial year. In the light of current conditions and outlook, the Group does not anticipate further impairment to arise as the portfolio review continues.

Significant under-performance in any of CRH's major cash-generating units or the divestment of businesses in the future may give rise to a further material write-down of goodwill which would have an additional substantial impact on the Group's income and equity.

Inspections by Public Company Accounting Oversight Board ("PCAOB"): Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB, and as such, investors are deprived of the benefits of PCAOB inspections.

As demonstrated by CRH's record, the Group's management team has substantial and long experience in dealing with the impact of these risks.

                                                                          *******

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed on pages 68 and 69 of our 2012 Annual Report and in our Annual Report on Form 20-F filed with the SEC.

CRH public limited company
(Registrant)

Date: 25 February 2014
By:___/s/Maeve Carton___
M. Carton
Finance Director